EXHIBIT 99.1

illumin Announces Voting Results of Annual and Special Meeting of Shareholders

TORONTO and NEW YORK, June 15, 2023 (GLOBE NEWSWIRE) -- illumin (TSX:ILLM, Nasdaq:ILLM) (“illumin” or “Corporation”), a Journey Advertising technology company that empowers marketers to make smarter decisions about communicating with online consumers, today announced that, at its annual and special meeting of shareholders (the “Meeting”) held earlier today, all director nominees were elected as directors of the Corporation, as follows:

Nominee	Votes “For”	% Votes For	Votes “Against”	% of Votes Against
Tal Hayek	13,181,160	99.180%	109,037	0.820%
Sheldon Pollack	13,158,788	99.011%	131,409	0.989%
Roger Dent	9,362,515	70.447%	3,927,682	29.553%
Paul Khawaja	13,223,126	99.495%	67,071	0.505%
Igal Mayer	13,161,017	99.028%	129,180	0.972%
Michele Tobin	13,227,046	99.525%	63,151	0.475%
Yishay Waxman	13,159,138	99.014%	131,059	0.986%

In addition, the other items of business at the Meeting, being (a) the re-appointment of auditors of the Corporation, (b) approval for the Corporation to change its name from "AcuityAds Holdings Inc." to "illumin Holdings Inc.” (the “Name Change”), and (c) approval of the unallocated awards, rights and other entitlements under the Omnibus Incentive Plan, were also approved, as follows:

Appointment of Auditor
Votes “For”	% Votes For	Votes “Against”	% of Votes Against
18,294,193	99.834%	30,494	0.166%

Approval of the Name Change
Votes “For”	% Votes For	Votes “Against”	% of Votes Against
18,891,185	99.655%	65,458	0.345%

Approval of Unallocated Awards, Rights and Other Entitlements under the Omnibus Incentive Plan
Votes “For”	% Votes For	Votes “Against”	% of Votes Against
9,218,247	69.361%	4,071,950	30.639%

About illumin:

illumin is a journey advertising platform that enables marketers to reach consumers at every stage of their journey by leveraging advanced machine learning algorithms and real-time data analytics. The Corporation’s mission is to illuminate the path for brands to connect with their customers through the power of data-driven advertising. Headquartered in Toronto, Canada, illumin serves clients across North America, Latin America, and Europe. illumin is a business name of AcuityAds Holdings Inc. which the Corporation uses as an operating name for its business.

For further information, please contact.

Daniel Gordon Investor Relations Manager illumin 416-218-9888 investors@illumin.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com